82-34

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

16 August 2006

SUPPL

Successful gas delineation well at Gnu-1

Santos advises that the Gnu-1 delineation well on the Reindeer/Caribou gas accumulation successfully tested 26.3 million cubic feet (mmcf) of gas and 61 barrels of condensate per day from the North Rankin Formation.

The Reindeer/Caribou field is located in exploration permit WA-209P offshore Western Australia, in which Santos holds a 45% interest. The permit is operated by Apache Corporation.

A separate release issued by Apache Corporation stated that:

> *"The Gnu-1 well logged 378 feet of net pay in the Legendre Formation, the main reservoir. This is 78 feet of new pay (more than previously seen in the field). The Legendre pay zones, located approximately 3,500 feet uphole from the North Rankin reservoir, will not be tested as an earlier Legendre well tested 35 mmcf of gas and 165 barrels of condensate per day. When developed for production, the Legendre sands are expected to deliver in excess of 100 mmcf of gas per day.*
>
> *The North Rankin Formation was tested on a 1¼ inch choke with 954 pounds per square inch of flowing wellhead pressure. Perforations were between 11,259 feet and 11,287 feet measured depth."*

"The successful delineation of the Reindeer/Caribou field with the Gnu-1 well represents a significant addition of gas resources to Santos' Western Australian portfolio", said Santos' Managing Director, Mr John Ellice-Flint.

"Moving forward, we will continue to work with the operator to firm up potential development scenarios and options for commercialising the gas."

The interests in WA 209P are:

Santos Offshore Pty Ltd	45%
Apache Northwest Pty Ltd (Operator)	55%

Map attached.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Northwest Shelf


0
25
kilometres
Mutineer
Exeter
Angel
Perseus
North Rankin
Goodwyn
Keast/Dockrell
Echo/Yodel
Sculptor
Legendre
Gnu 1
Indian Ocean
Reindeer/Caribou
Corvus
WA-209P
Stag
Dampier
Western Australia

Legend

- ☐ Santos acreage
- ▩ Oil Field
- ⬚ Gas Field
- — Oil Pipeline
- --- Gas Pipeline

